SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 24)*
VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $0.10 VALUE

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Bennett S. LeBow
667 Madison Avenue
14th Floor
New York, NY 10065
(212) 319-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92240M-10-8
1	NAME OF REPORTING PERSON Bennett S. LeBow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER* 9,314,367
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 9,314,367
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,314,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 8.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
* See Item 5.

PRELIMINARY STATEMENT
This Amendment No. 24 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.
Items 4 and 5 are amended and supplemented as follows:
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is amended by adding the following:
On May 21, 2015, the Reporting Person terminated the Rule 10b5-1 Plan that was entered into as of August 4, 2014.
Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)
As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 9,314,367 shares of Common Stock, representing 8.0% of the 116,798,712 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q filed with the Commission on April 29, 2015.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)
The Reporting Person (a) exercises sole voting power and sole dispositive power over 1,549,755 shares of Common Stock owned directly by the Reporting Person; and (b) indirectly exercises sole voting power and sole dispositive power over (i) 5,984,359 shares of Common Stock through LeBow Gamma Limited Partnership, a Delaware limited partnership, (ii) 382,883 shares of Common Stock through LeBow Alpha LLLP, a Delaware limited liability limited partnership, and (iii) 1,397,370 shares of Common Stock through LeBow Epsilon 2001 Limited Partnership, a Delaware limited partnership. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC, a Delaware limited liability company, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Holdings LLC is the general partner of LeBow Alpha LLLP, which is the controlling member of LeBow Epsilon 2001 LLC, which is the general partner of LeBow Epsilon 2001 Limited Partnership. The Reporting Person is trustee of LeBow 2011 Management Trust, a director and officer of LeBow Gamma, Inc. and a manager of LeBow Epsilon 2001 LLC.

Item 5 (c) of the Schedule 13D is hereby amended and restated as follows:

(c)
The following transactions in the Company's Common Stock were effected during the past 60 days: (i) from March 22, 2015 to May 21, 2015, LeBow Epsilon 2001 Limited Partnership sold 450,000 shares of common stock in the open market as described in Exhibit 20, which is attached hereto and incorporated herein by reference.

Item 7.	Exhibits
(d) Exhibits.

Exhibit No.	Exhibit
20	Transactions in the Stock in the Past 60 Days - May 21, 2015

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 22, 2015
Bennett S. LeBow

By:            /s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact